Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ventas, Inc.:

We consent to the use of our reports dated February 23, 2021, with respect to the consolidated balance sheets of Ventas, Inc. as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the related financial statement schedules III and IV, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report contains an explanatory paragraph related to Ventas, Inc.’s change in method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Chicago, Illinois

August 9, 2021